PRESIDENT’S LETTER 2009

To Our Shareholders,

I am pleased to provide you, our shareholders with an update regarding Pacific North West Capital Corp.’s (PFN) activities over the past year, and a review of our objectives for 2009/2010.

Much has transpired in the market place in the past year, and the effects have been felt around the world. Over the years, as President and CEO of a group of junior mining exploration companies, I have experienced several economic cycles in our industry.  The resource sector was severely punished during the summer of 2008, and the commodity downturn has continued thus far into 2009. These market conditions, however, have offered PFN unprecedented opportunities to strengthen the Company, both in terms of recruiting highly qualified and respected senior managers, and in the availability of high quality, under-valued, advanced stage projects.

To help achieve our mandate and capitalize on such existing opportunities, two senior geologists were added in the summer of 2008 to our growing team of professionals at PFN, Dr. Jonathan Findlay was hired as our new Vice President of Exploration and Dr. Greg Myers was added as our new Vice President of Business Development.

Dr. Findlay brings 21 years of experience to PFN, and is a recognized expert in magmatic Cu-Ni- PGM deposits. Dr. Findlay has spent much of the year evaluating the Company’s project portfolio, advancing the River Valley PGM project, and identifying high quality PGM and nickel projects for acquisition in North America and internationally.

Under the direction of Dr. Findlay, PFN will continue to focus on the PGM, nickel, and base metal exploration and development opportunities. As the prices of platinum group metals improves, we fully expect increased activity on our River Valley PGM project, as well as on new projects that we hope to acquire over the course of the year.

Management's expertise remains firmly rooted in exploration and, in order to maximize the benefits of this expertise, PFN is currently negotiating on several advanced stage exploration projects in Canada. Subject to satisfactory completion of negotiations, the Company plans to expend a minimum of $1 million on Canadian projects before year end.  Dr. Findlay is also researching potential acquisitions of PGM projects in Africa, Scandinavia and throughout North America.

Dr. Myers brings 29 years of experience in exploration and mine development to the Company, and is a recognized expert in base and precious metal deposits related to hydrothermal and epithermal mineralization. His mandate is to identify and acquire advanced stage precious and base metal projects, including producing mines. Dr. Myers has significant international experience, including 20 years of work on Mexican projects. In order to best utilize Dr. Myers extensive experience, a fully owned Mexican subsidiary of the Company was established during the past year. Management considers Mexico to be an excellent location for the acquisition and development of advanced stage precious metal projects, and the newly formed subsidiary, Pacific North West Capital de México, S.A. de C.V., will provide the vehicle for such acquisitions.

The Nixon Fork Gold Mine in Alaska is a prime example of the type of opportunity currently available to the Company as a result of the economic downturn. Dr. Myers was part of the original discovery team for the deposit as an employee of Battle Mountain Gold, and he has followed the development of the project through the years. Management recognized the under-valued nature of this asset, and seized the opportunity to acquire the mine through purchase of a 100% interest in the mine’s operator, Mystery Creek Resources, Inc. (MCR), from St. Andrews Goldfields Ltd.  MCR’s asset included a renewable lease for the mining rights to the Nixon Fork Mine, as well as the on-site equipment and facilities.

PFN management reviewed several possible scenarios for advancing the Nixon Fork Gold Project, and entered into discussions with numerous groups interested in funding the project. Management concluded that Nixon Fork would be best advanced through a company with a focus on gold. As a consequence, PFN granted Fire River Gold Corp. (FAU) an option to purchase the Nixon Fork mine on June 29, 2009.

As part of due diligence for the sale, PFN commissioned a third party valuation of the Nixon Fork asset. The valuator determined a fair value of US$2.77 million for the project. PFN subsequently negotiated a US$3 million purchase agreement with FAU. Fire River Gold Corp. will pay PFN US$500,000 in cash and US$2.5 million in FAU shares. The shares provide PFN with an ownership interest of approximately 64% in FAU as of the date of the purchase agreement. In addition, PFN will receive warrants to purchase an additional 1 million FAU shares at an exercise price of $0.50 for a period of 24 months from the date of closing. FAU will also reimburse PFN expenditures on the Nixon Fork mine to a maximum of CDN$1,250,000, which is the approved budget for the project in 2009.

Subject to completion of the purchase agreement, the foregoing terms represent a 500% gain for PFN on the project in less than five months since the original acquisition.

Management believes that the sale to FAU provides the best value to PFN shareholders for the following reasons:

1.

PFN has had a traditional focus on Platinum Group Metals (PGM) and Nickel, and a desire to continue to focus on these commodities.

2.

Management concluded that PFN’s issued share capital would increase two or three fold as a result of the equity financings required to fund the work needed to restart production at Nixon Fork. This would result in unacceptable dilution to the Company.

3.

PFN will have no further funding obligation associated with the project.

4.

PFN will be able to participate in the up side potential of the Nixon Fork Mine through its majority ownership of Fire River Gold.

The Company’s aggressive acquisition and exploration programs will continue through 2009 in an on-going effort to grow the Company.  Pacific North West Capital Corp. remains committed to developing new and existing projects by the way of self funding and/or option/joint venture agreements with majors and well financed junior mining companies.  We will also look to exploit special situations, such as was the case for the Nixon Fork Mine, in order to create additional value for all shareholders.

With continued support from our joint venture partners, our key institutional and industry shareholders, and our retail investors we look forward to an exciting year ahead.

We will continue to update our shareholders through regular press releases, trade shows and our website.  On behalf of the Board of Directors, and your Company’s management, I wish to thank you, our shareholders for your continue support. For further information on the company, please visit our website at www.pfncapital.com or email us at info@pfncapital.com

Yours Sincerely,

Harry Barr

President & CEO

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